EXHIBIT 21.1

Direct and Indirect Subsidiaries of KBS Legacy Partners Apartment REIT, Inc.

KBS Legacy Partners Limited Partnership, a Delaware limited liability partnership

KBS Legacy Partners Holdings LLC, a Delaware limited liability company

KBS Legacy Partners Properties LLC, a Delaware limited liability company

KBS Legacy Partners Dakota Hill LLC, a Delaware limited liability company